

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 11, 2017

Herman Yu
Chief Financial Officer
Weibo Corporation
8/F, QIHAO Plaza, No. 8 Xinyuan S. Road
Chaoyang District, Beijing 100027
People's Republic of China

Re: Weibo Corporation
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 27, 2017
File No. 001-36397

Dear Mr. Yu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant

cc: Via E-mail
Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP